Exhibit 99.1

Brenmiller In Advanced Discussions to Collaborate With Leading Global

Clean Energy Company to Decarbonize Heat and Energy Production Worldwide

Rosh Ha’ayin, Israel, April 12, 2023 – Brenmiller Energy Ltd. ("Brenmiller", "Brenmiller Energy” (Nasdaq: BNRG; TASE: BNRG), a global leader in thermal energy storage (TES), announced today it is in advanced discussions with a leading global clean energy company toward a strategic cooperation to build and accelerate electrification using renewable energies and Brenmiller’s TES system.

The partner identified Brenmiller’s TES system as a leading decarbonization technology. The two companies expect to join forces to accelerate TES deployments and provide a quick response to the global economy’s USD $1.7 - $3.6 trillion need for net-zero heat. Additionally, Brenmiller is expected to offer the partner an opportunity to become a strategic investor for a minority stake in the Company.

Brenmiller’s patented bGen™ technology enables industrial- and utility-scale decarbonization by absorbing electricity from renewables, using it to charge the storage system, and converting it into clean heat according to customers’ needs. Brenmiller’s TES technology bridges the gap between the time that renewable energy is produced and when demand peaks.

About Brenmiller Energy Ltd.

Brenmiller Energy delivers scalable thermal energy storage solutions and services that allow customers to cost-effectively decarbonize their operations. Its patented bGen thermal storage technology enables the use of renewable energy resources, as well as waste heat, to heat crushed rocks to very high temperatures. They can then store this heat for minutes, hours, or even days before using it for industrial and power generation processes. With bGen, organizations have a way to use electricity, biomass and waste heat to generate the clean steam, hot water and hot air they need to mold plastic, process food and beverages, produce paper, manufacture chemicals and pharmaceuticals or drive steam turbines without burning fossil fuels. For more information visit the company’s website at https://bren-energy.com/ and follow the company on Twitter and LinkedIn.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Statements that are not statements of historical fact may be deemed to be forward-looking statements. For example, the Company is using forward-looking statements in this press release when it discusses: its belief that the Company’s thermal energy storage systems will help decarbonize industrial heat production; Brenmiller and a leading global clean energy company are expected to join forces to accelerate TES deployments and provide a quick response to the global economy’s need for net-zero heat; and Brenmiller’s expected to offer such partner an opportunity to become a strategic investor for a minority stake in the Company. Brenmiller and the potential partner may not ultimately reach agreement on definitive terms and the cooperation contemplated herein may not occur. Without limiting the generality of the foregoing, words such as “plan,” “project,” “potential,” “seek,” “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” are intended to identify forward-looking statements. Readers are cautioned that certain important factors may affect the Company’s actual results and could cause such results to differ materially from any forward-looking statements that may be made in this press release. Factors that may affect the Company’s results include, but are not limited to, the Company’s planned level of revenues and capital expenditures, the demand for and market acceptance of our products, impact of competitive products and prices, product development, commercialization or technological difficulties, the success or failure of negotiations and trade, legal, social and economic risks and the risks associated with the adequacy of existing cash resources. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed on March 22, 2023, filed with the U.S. Securities and Exchange Commission (“SEC”), which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

Media Contact:

Tori Bentkover

brenmillerenergy@antennagroup.com